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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 333-58492

                           NOTIFICATION OF LATE FILING

             (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended: January 31, 2002


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.






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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: FanZ Enterprises, Inc.

Address of principal executive office:  5419 Cayman Drive, Suite 100

City, State and Zip Code:  Carmel, Indiana 46033

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

The Company needs additional time to finalize and analyze its financial statements and prepare its Plan of Operation. The Company intends to file its Annual Report on Form 10-KSB no later than May 16, 2002.




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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                         J. Roe Hitchcock (317) 815-1128

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No



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                             FANZ ENTERPRISES, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 30, 2002         By:  /s/ J. Roe Hitchcock
                                   --------------------------------------------
                                   J. Roe Hitchcock, Chief Executive Officer










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